UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019
OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .

Commission file number 001-31978

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ASSURANT 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC.
28 LIBERTY STREET, 41ST FLOOR
NEW YORK, NY 10005

Assurant 401(k) Plan
Financial Statements
and Supplemental Schedule
December 31, 2019

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Amounts are presented in United States of America (“U.S.”) dollars.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Assurant 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Assurant 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, NY
June 25, 2020

We have served as the Plan’s auditor since 2000.

Assurant 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018 (in thousands)

	December 31,
	2019	2018
Assets
Investments, at fair value	$1,560,877	$1,205,641
Receivables:
Employer contributions	—	1,076
Employee contributions	—	1,428
Notes receivable from participants	26,902	25,705
Other receivables	51	1
Total receivables	26,953	28,210
Total assets	1,587,830	1,233,851

Net assets available for benefits	$1,587,830	$1,233,851

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019
(in thousands)

Year Ended December 31, 2019
Additions
Investment income:
Dividends	$28,428
Net appreciation in fair value of investments	273,306
Interest from notes receivable from participants	1,525
Total investment income	303,259
Contributions:
Employer	37,298
Employee	59,046
Total contributions	96,344
Asset transfers in	84,975
Other	13
Total additions	484,591
Deductions
Benefits paid to participants	129,979
Other	633
Total deductions	130,612
Net increase	353,979
Net assets available for benefits
Beginning of year	1,233,851
End of year	$1,587,830

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

1. Description of the Plan
The following description of the Assurant 401(k) Plan (“the Plan”) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
a.General. The Plan is a contributory defined contribution retirement plan covering substantially all employees of Assurant, Inc. (the “Company”, “Employer” or “Plan Sponsor”) and its subsidiaries with participation by the employee on a voluntary basis. The Plan became effective June 21, 1983. The Plan Administrator is the Employer’s Benefit Plans Committee.
The Vanguard Fiduciary Trust Company (“Vanguard”) acts as the recordkeeper and Trustee of the Plan. The investments are held in a nondiscretionary trust (the “Trust”).
Effective January 1, 2019, The Warranty Group, Inc. Savings Plan was merged into the Plan with total assets of $84.4 million. Effective December 31, 2019, the Assurant Affiliate 401(k) Plan was merged into the Plan with total assets of $601 thousand.
Additional amendments relate to various 401(k) plans that have been merged into the Plan due to Company acquisitions. If a participant rolled over a balance under any of these plans, the account is now held by the Plan and is generally subject to the Plan’s current rules. However, there are certain situations where the rules of the predecessor plan may apply.
b.Contributions. Participants direct the investment of all contributions into various investment options offered by the Plan.
i.Employee Contributions - Employees are eligible to participate in the Plan 30 days after beginning employment. Eligible employees are automatically enrolled at a 3% pre-tax contribution rate. Employees have the option to elect a different contribution rate or to opt out of the automatic contributions. Additionally, employees who are contributing less than 6% to the Plan on a pre-tax basis are automatically enrolled in the annual increase program, which increases their pre-tax contribution rate on or after December 31 of each year by one percentage point until their pre-tax contribution rate reaches 6%. Employees have the option to opt out of the automatic annual increase program. Each participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such participant’s eligible compensation for each pay period up to an annual maximum of $19 thousand for 2019. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan could make an additional catch up contribution to the Plan up to an annual maximum of $6 thousand in 2019. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.
ii.Employer Contributions - Participants are immediately eligible for the Employer matching contribution, which is based on a uniform calculation of 100% of employee deferrals up to 6% of eligible pay contributed by the participant on a pre-tax basis. These contributions are made through the payroll process. To ensure that each eligible employee receives the maximum eligible Company match, the true-up Employer matching contribution is made at year end.
iii.Profit-Sharing Contributions - The Plan was amended in 2016 to allow the grant of discretionary profit-sharing contributions.
c.Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses and an allocation of administrative and investment management expenses.
d.Vesting. A participant becomes 100% vested in their Employer contribution account upon two years of vesting service. In addition, a participant becomes 100% vested when they reach normal or early retirement date, terminate by reason of total disability or if they die while employed by the Employer.
e.Participant Loans. Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50 thousand from their fund accounts, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1.0% above

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

the prime rate (as reported by Reuters) in effect when the participant applies for the loan. At December 31, 2019, outstanding participant loans had interest rates ranging from 4.25% to 8.50%. Principal and interest are paid ratably through payroll deductions. Related loan fees and expenses incurred by the Plan are paid by Assurant, Inc., except for loan origination and annual maintenance fees on loans initiated on or after April 1, 2003, which are paid by the loan participants.
f.Payment of Benefits. Upon retirement, death or disability, Plan participants or their beneficiaries are entitled to receive the total amount in the participant’s account. Upon termination of employment for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Employer contributions plus income (loss) accrued thereon, if any.
g.Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal of the vested account balance is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59½ withdrawals. Hardship withdrawals are available under certain circumstances for which the participant must provide documentation.
h.Forfeitures. Forfeited balances of terminated participants’ non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and Employer contributions. For the year ended December 31, 2019, the amount of forfeitures used to reduce administrative expenses and Employer contributions was $1.3 million. As of December 31, 2019, the remaining forfeitures balance was $1.8 million.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared under the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
The Plan uses an exit price for its fair value measurements. An exit price is defined as the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Plan gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.
Investment securities are stated at fair value. Such investment securities are composed of shares of mutual funds, collective investment trusts and money market funds, all of which are valued at their year-end net asset value, and Assurant, Inc. common stock, which is valued at its year-end closing price. The net asset value is based on the closing market prices of the securities in the investment vehicle’s portfolio.
Participant Loans
Notes receivable from participants are related to participant loans and are stated at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Delinquent notes receivable are considered to be deemed distributions and reclassified as participant withdrawals based upon the terms of the Plan document.
Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation in the fair value of investments includes realized gains/losses for securities sold as well as the change in unrealized gains/losses for securities held at year-end. Realized gains/losses from security transactions are recorded on the average cost method.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

Payment of Benefits
Benefit payments are recorded when paid to participants. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2019.
3. Fair Value Measurements
The fair value measurements and disclosures guidance defines fair value and establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Plan has categorized its recurring fair value basis financial assets into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.
The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and takes into account factors specific to the asset.
The levels of the fair value hierarchy are described below:
•Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets that the Plan can access.
•Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset. The observable inputs are used in valuation models to calculate the fair value for the asset.
•Level 3 inputs are unobservable but are significant to the fair value measurement for the asset and include situations where there is little, if any, market activity for the asset. These inputs reflect the Plan’s own assumptions about the assumptions a market participant would use in pricing the asset.
A review of the fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain assets within the fair value hierarchy. In such instances, the transfer between levels is reported at the beginning of the reporting period.
The following table presents the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2019.

Financial Assets	Total	Level 1	Level 2	Level 3
(in thousands)
Mutual funds	$659,272	$659,272	$—	$—
Money market funds	115,892	115,892	—	—
Collective investment trusts	745,013	—	745,013	—
Assurant, Inc. common stock	40,700	40,700	—	—
Total financial assets	$1,560,877	$815,864	$745,013	$—

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

The following table presents the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2018.

Financial Assets	Total	Level 1	Level 2	Level 3
(in thousands)
Mutual funds	$538,572	$538,572	$—	$—
Money market funds	115,249	115,249	—	—
Collective investment trusts	522,254	—	522,254	—
Assurant, Inc. common stock	29,566	29,566	—	—
Total financial assets	$1,205,641	$683,387	$522,254	$—
Three different valuation techniques can be used in determining fair value for financial assets: the market, income or cost approaches. The three valuation techniques described in the fair value measurements and disclosures guidance are consistent with generally accepted valuation methodologies. For all the classes of financial assets included in the above hierarchy, the Plan uses the market approach. The market approach valuation techniques use prices and other relevant information generated by market transactions involving identical or comparable assets. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date (such as for mutual funds, money market funds and common stock).
While not all three approaches are applicable to all financial assets, where appropriate, the Plan may use one or more valuation techniques. For the years ended December 31, 2019 and 2018, the application of the valuation technique applied to the Plan’s classes of financial assets has been consistent.
Level 1 Assets:
The Plan’s assets classified as Level 1 as of December 31, 2019 and 2018 consisted of mutual funds, money market funds and common stock that are publicly listed and/or actively traded in an established market.
Level 2 Assets:
The Plan’s assets classified as Level 2 as of December 31, 2019 and 2018 consisted of collective investment trusts established for employee benefit plans. The trusts invest substantially all of their assets in a master trust whose underlying investments are valued based on quoted prices in an active market. The trusts’ fair values are based on the end of day net asset value per share of the master trust. The Plan’s investment in the trust may be redeemed daily.
The Plan Sponsor evaluates the following factors in order to determine whether the market for a financial asset is inactive. The factors include, but are not limited to:
•whether there are few recent transactions,
•whether little information is released publicly,
•whether the available prices vary significantly over time or among market participants,
•whether the prices are stale (i.e., not current), and
•the magnitude of the bid-ask spread.
Illiquidity did not have an impact in the fair value determination of the Plan’s financial assets as of December 31, 2019 and 2018.
The Plan Sponsor obtains one price for each investment. The Plan Sponsor reviews the month-end prices received from the Plan administrator for the Plan’s investments to validate that the month-end net asset value was used to price each investment. As a result of this analysis, if the Plan Sponsor determines that the month-end net asset value was not used by the Plan administrator to price the Plan’s investments based upon available market data, which happens infrequently, the price of the investment would be adjusted accordingly.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2014, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification.
The Plan has been amended since receiving this determination letter. However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and that the Plan is qualified, and the related trust is therefore tax exempt. Since the trust is exempt from taxation, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2016.
5. Plan Termination
The Company reserves the right to terminate the Plan at any time, subject to Plan provisions, though no such termination is planned. Upon such termination of the Plan, the interest of each participant in the Trust will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the Trust. In the event of Plan termination, all participants would become 100% vested in all of their accounts.
6. Related Parties
Certain Plan investments are shares of collective investment trusts, mutual funds and money market funds managed by the Trustee and, therefore, the buying and selling of such investments would qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Trustee was $1,083.5 million, or 69%, and $812.7 million, or 67%, at December 31, 2019 and 2018, respectively. During 2019, the Plan’s allocated portion of interest and dividend income, realized gains and unrealized gains from investments managed by the Trustee was $13.0 million, $13.8 million and $159.9 million, respectively.
For the year ended December 31, 2019, maintenance fees paid to Vanguard by Plan participants totaled $633 thousand. This amount is included as part of other deductions on the Statement of Changes in Net Assets Available for Benefits.
The Plan Sponsor pays for certain expenses related to the Plan, including asset management fees to registered investment companies other than Vanguard, audit fees and legal fees. For the year ended December 31, 2019, the Plan Sponsor paid $15 thousand to Vanguard for administration fees, $90 thousand for audit fees and $1 thousand for legal expenses related to the Plan.
A participant may change the investment of any portion of the participant’s account that is invested in Assurant, Inc. common stock into one or more other investment funds at any time in accordance with Plan rules. Participants of the Plan may transfer up to 25% of their current account balance into Assurant, Inc. common stock as well as allocate up to 25% of future contributions to Assurant, Inc. common stock.
Each participant who has any portion of their account invested in Assurant, Inc. common stock may elect to have dividends paid on Assurant, Inc. common stock held in their account either paid directly to the participant in cash or to have such dividends reinvested in Assurant, Inc. common stock. Each participant will always be 100% vested in any cash dividends that the participant elects to have either reinvested in Assurant, Inc. common stock or paid in cash to the participant. If a participant fails to make such an election, dividends paid on the Assurant, Inc. common stock will be reinvested in Assurant, Inc. common stock.
At December 31, 2019 and 2018, the Plan held 310,496 and 330,569 shares, respectively, of Assurant, Inc. common stock, with a fair value of $40.7 million and $29.6 million, respectively. For the year ended December 31, 2019, the Plan recorded dividend income of $774 thousand from the investment in Assurant, Inc. common stock.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

7. Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. The market, credit, investment and liquidity risks associated with each of the investment securities in which the Plan invests are described in the prospectus and statements of additional information for each of the mutual funds and collective investment trusts (together, the “funds/trusts”). The Plan is subject to such risks as a result of its investment in the funds/trusts. It is reasonably possible that real, threatened or perceived changes to these risks could materially affect the account balances of participants and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
The price of securities held by the funds/trusts may decline in response to certain events, including those directly involving the companies whose securities are owned by the funds/trusts; conditions affecting the general economy (refer to Note 9 for additional information related to COVID-19); overall market changes; local, regional or global political, social or economic instability; cyber incidents; and currency, interest rate and commodity price fluctuations. The growth-oriented, equity-type securities generally purchased by the funds/trusts may involve large price swings and potential for loss.
Investments in securities issued by entities based outside the United States may be subject to the risks described above and may also be affected by foreign exchange; different accounting, auditing, financial reporting and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing countries.
Concentration of Investment Risk
At December 31, 2019, Plan participants’ accounts that are invested in Assurant, Inc. common stock are exposed to market risk since a significant decline in the market value of Assurant, Inc. common stock could occur.
8. Reconciliation of Plan Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2019 and 2018.

	December 31,
	2019	2018
	(in thousands)
Net assets available for benefits per the financial statements	$1,587,830	$1,233,851
Less: Deemed distributions (1)	(49)	(73)
Add: Asset transfers in (2)	—	11,334
Add: Employer contributions (2)	—	30
Add: Employee contributions (2)	—	50
Net assets available for benefits per Form 5500	$1,587,781	$1,245,192
(1)Deemed distributions are participant loans that are deemed uncollectible.
(2)Some assets from The Warranty Group, Inc. Savings Plan were transferred to the Trust in 2018 but were not legally merged with the Plan until January 1, 2019.
The following is a reconciliation of the change in net assets available for benefits per the financial statements at December 31, 2019.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

Year Ended December 31, 2019
(in thousands)
Change in net assets available for benefits per the financial statements	$353,979
Add: Change in deemed distributions	23
Less: Asset transfers in (1)	(11,334)
Less: Employer contributions (1)	(30)
Less: Employee contributions (1)	(50)
Change in net assets available for benefits per Form 5500 (2)	$342,588
(1)Some assets from The Warranty Group, Inc. Savings Plan were transferred to the Trust in 2018 but were not legally merged with the Plan until January 1, 2019.
(2)The change in net assets available for benefits per Form 5500 includes $73.6 million of asset transfers in and $268.9 million of net income.
9. Subsequent Events
In March 2020, the World Health Organization recognized the novel strain of coronavirus, COVID-19, as a pandemic. While still evolving, the COVID-19 pandemic has caused significant global economic and financial market disruption, resulting in increased financial market volatility, business and operational challenges such as the temporary closures of businesses, and diminished expectations for the economy and the financial markets.
At this time, it is not possible to estimate how long it will take to halt the spread of the virus or the longer term effects that the COVID-19 pandemic could have on the economy, the Company’s business or the Plan’s investments. The extent to which the COVID-19 pandemic impacts the Company’s business, results of operations or financial condition or the value of the Plan’s investments will depend on future developments which are highly uncertain and difficult to predict. These include the severity and duration of the pandemic, and the actions taken by government authorities and other third parties to contain or address its impact. Even after the COVID-19 outbreak has subsided, the Company and the Plan’s investments may experience or continue to experience materially adverse impacts as a result of the pandemic’s global economic impact.
Effective March 27, 2020, the enactment of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) implemented several changes to 401(k) plans. Participants who are affected by the COVID-19 pandemic are allowed a new type of hardship withdrawal of up to $100 thousand (or the total of the participant’s vested account balance, if less) until December 30, 2020. The provisions of the CARES Act also temporarily double the Plan loan limit to $100 thousand (or the total of the participant’s vested account balance, if less) until September 22, 2020, delay loan repayments due through December 31, 2020 for up to one year and suspend required minimum distributions in 2020.
Management has evaluated subsequent events for the Plan through June 25, 2020, the date the financial statements were available to be issued, and determined that there were no other subsequent events.

Assurant 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2019
(in thousands except number of shares)

Identity of issuer, borrower, lessor or similar party		Description of Asset Including Number of Shares/Units, Maturity Date and Rate of Interest	Current Value (2)
Common stock
Assurant, Inc. stock	(1)	310,496 shares	$40,700
Collective investment trusts
AB US Large Cap Growth Collective Trust		9,046,012 shares	117,055
Vanguard Target Retirement 2015 Trust I	(1)	434,341 shares	24,870
Vanguard Target Retirement 2020 Trust I	(1)	908,140 shares	54,343
Vanguard Target Retirement 2025 Trust I	(1)	1,671,143 shares	101,422
Vanguard Target Retirement 2030 Trust I	(1)	1,789,023 shares	109,846
Vanguard Target Retirement 2035 Trust I	(1)	1,538,450 shares	96,784
Vanguard Target Retirement 2040 Trust I	(1)	1,198,604 shares	78,041
Vanguard Target Retirement 2045 Trust I	(1)	1,120,634 shares	73,446
Vanguard Target Retirement 2050 Trust I	(1)	723,986 shares	47,718
Vanguard Target Retirement 2055 Trust I	(1)	282,212 shares	22,684
Vanguard Target Retirement 2060 Trust I	(1)	147,787 shares	6,237
Vanguard Target Retirement 2065 Trust I	(1)	17,493 shares	454
Vanguard Target Retirement Income Trust I	(1)	212,797 shares	12,113
Total collective investment trusts			745,013
Mutual funds
American Funds EuroPacific Growth Fund		1,269,332 shares	70,511
Diamond Hill Large Cap Fund		2,436,623 shares	70,833
PIMCO Total Return Fund - Institutional		6,163,017 shares	63,726
T. Rowe Price Small-Cap Stock Fund		4,473,999 shares	114,579
Vanguard Extended Market Index Fund	(1)	238,284 shares	22,782
Vanguard Growth and Income Fund	(1)	1,010,254 shares	85,700
Vanguard Institutional Index Fund Plus Shares	(1)	660,955 shares	191,842
Vanguard Total Bond Market Index Fund	(1)	2,290,582 shares	25,311
Vanguard Total International Stock Index Fund	(1)	117,083 shares	13,988
Total mutual funds			659,272
Cash equivalents
Vanguard Prime Money Market Fund	(1)	115,891,696 shares	115,892
Total investments			$1,560,877

Notes receivable from participants	(1)	Interest rates range from 4.25% to 8.50% with maturities from 2020 through 2029	$26,902
(1)Party-in-interest
(2)Cost information is not required for participant-directed investments and therefore is not included. All investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan

Date: June 25, 2020	By:	/s/ Celine Stricoff
	Name:	Celine Stricoff
	Title:	Vice President, Global Benefits and Member of the Benefit Plans Committee

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
23.1	Consent of Independent Registered Public Accounting Firm